LDR Holding Corporation

13785 Research Boulevard, Suite 200

Austin, Texas 78750

October 4, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	LDR Holding Corporation

Registration Statement on Form S-1 (Reg No. 333-190829)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), LDR Holding Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m., Eastern Time, on October 8, 2013 or as soon thereafter as practicable.

In addition, the Company hereby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Ted A. Gilman of Andrews Kurth LLP at (512) 320-9266 and that such effectiveness also be confirmed in writing.

Very truly yours,

LDR Holding Corporation

By:	/s/ Scott Way
Scott Way
Executive Vice President, General Counsel,
Compliance Officer and Secretary

cc: Ted Gilman, Andrews Kurth LLP